NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES AGREEMENT TO SELL ITALIAN B2C GAMING BUSINESS FOR €950 MILLION IN CASH

•Favorable rebalancing of business and geographic mix improves IGT’s future profit margin and cash flow generation
•Focus within IGT’s Global Gaming segment on core competency as a B2B service provider
•Proceeds will primarily be used for debt reduction, enhancing IGT’s financial flexibility
LONDON – Dec. 7, 2020 – International Game Technology PLC (“IGT”) (NYSE:IGT) today announced that its wholly-owned subsidiary Lottomatica Holding S.r.l. has signed a definitive agreement to sell one hundred percent (100%) of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A., a subsidiary of funds managed by an affiliate of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”) (NYSE:APO), a leading global alternative investment manager.

“The transaction enables IGT to monetize its leadership positions in the Italian B2C gaming machine, sports betting, and digital spaces at an attractive multiple to comparable Italian transactions, providing us with enhanced financial flexibility,” said Marco Sala, CEO of IGT. “Aligning with our recent reorganization, the favorable rebalancing of our business and geographic mix reframes and simplifies our priorities while improving the Company’s future profit margin, cash flow generation, and debt profile.”

The transaction values the businesses being sold at an enterprise value of approximately €1.1 billion. The businesses being sold generated about €207 million in aggregated adjusted EBITDA1 in 2019, placing the transaction in the upper band of valuation ranges achieved by the most recent Italian benchmarks. The sale price is €950 million, with €725 million payable at closing, €100 million payable on December 31, 2021, and the remaining €125 million payable on September 30, 2022. The deferred payments are not subject to any conditions other than closing and are secured by an equity commitment letter from the Apollo-managed funds. IGT will use net proceeds from the transaction primarily to reduce debt.

The Board of Directors of IGT has unanimously approved the transaction, which remains subject to customary closing conditions, including regulatory approvals. IGT expects that the transaction will close in the first half of 2021.

Credit Suisse International is acting as lead financial advisor to IGT, UBS is acting as financial advisor and fairness opinion advisor to IGT and its Board of Directors, and White & Case and NCTM are advising IGT. Mediobanca, Paul, Weiss, Rifkind, Wharton & Garrison LLP and the Italian offices of Cleary, Gottlieb, Steen & Hamilton LLP and Latham & Watkins, LLP are advising the buyer.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Information

This news release contains references to aggregated adjusted EBITDA, which is a non-GAAP measure. Management believes the use of non-GAAP measures, including aggregated adjusted EBITDA, provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. A reconciliation of non-GAAP measures used in this news release is provided below.

1Aggregated adjusted EBITDA, a non-GAAP measure, is based on the aggregated IFRS standalone audited statutory results of Lottomatica Videolot Rete S.p.A, Lottomatica Scommesse S.r.l. and Big Easy S.r.l. for the 12 months ended December 31, 2019. Lottomatica Videolot Rete S.p.A, owns 56% of Big Easy S.r.l., which is consolidated when preparing consolidated financial statements. Aggregated adjusted EBITDA reflects 100% of the adjusted EBITDA of Big Easy S.r.l.

Aggregated adjusted EBITDA (in millions of Euros) is composed of the following amounts:

In connection with the 2019 year-end results, the Company will report the businesses as discontinued operations. These results will be prepared on a consolidated basis under U.S. GAAP and include additional adjustments to the standalone statutory results.

IGT Contacts:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190
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